Exhibit 99.1
Mountain Province Diamonds Achieves Key Milestone with De Beers JV at Kennady Lake

Shares Issued and Outstanding: 80,295,558

TSX: MPV
NY- AMEX: MDM

TORONTO AND NEW YORK, Aug. 2, 2011 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV) (NYSE AMEX: MDM) is pleased to announce that the Gahcho Kué Environmental Impact Review Panel ("Panel") has informed the Gahcho Kué project operator, De Beers Canada Inc. ("De Beers"), that the Gahcho Kué Environmental Impact Statement ("EIS") conforms to the terms of reference set by the Panel, which clears the way for the Environmental Impact Review ("Review") to commence.

Commenting, Mountain Province Diamonds President and CEO, Patrick Evans, said: "The Panel's ruling represents a major milestone for our joint venture with De Beers. The EIS is a massive body of very detailed scientific work exceeding 11,000 pages. We now look forward to the commencement of the environmental review which will clear the way for the permitting of what we expect will be Canada's next great diamond mine."

The Gahcho Kué EIR was ordered by the Mackenzie Valley Environmental Impact Review Board, which in turn has appointed the Panel to conduct the Review for an open-pit diamond mine at Kennady Lake in Canada's Northwest Territories. The Review is divided into start-up, analytical, hearing and decision phases. The Review is currently in the analytical phase. Based on a work plan provided by the Panel, the Review is expected to take approximately two years.

The Gahcho Kué diamond project at Kennady Lake will be the fourth diamond mine developed in Canada's Northwest Territories. Kennady Lake is situated approximately 90 kilometres south-east of De Beers' Snap Lake diamond mine. De Beers also operates the Victor diamond mine in northern Ontario.

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About Mountain Province Diamonds

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade diamond development project. A December 1, 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and, together with the De Beers JV project, will be the subject of a geophysical survey commencing this month.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements within the meaning of the "safe-harbor" provisions of the Private Securities Litigation Refrom Act of 1995 regarding the Company's business and/or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
Phone: (416) 361-3562
Fax: (416) 603-8565
www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 02-AUG-11